Filed under Rule 433

File No. 333-277448

Final Term Sheet

Pinnacle West Capital Corporation

$350,000,000 Floating Rate Senior Notes due 2026

June 5, 2024

Issuer:	Pinnacle West Capital Corporation

Expected Ratings (Moody’s / S&P / Fitch):	Baa2 (Stable) / BBB (Stable) / BBB (Stable) Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	June 5, 2024

Settlement Date:	June 10, 2024 (T+3)

Security:	Floating Rate Senior Notes due 2026

Principal Amount:	$350,000,000

Maturity Date:	June 10, 2026

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from June 10, 2024 to date of delivery

Underwriting Discount:	0.225%

Net Proceeds to Issuer (before expenses):	$349,212,500

Interest Rate:	Compounded SOFR (as defined in the preliminary prospectus supplement to which this offering relates) plus the Margin

Margin:	+82 basis points (the “Margin”)

Interest Payment Dates:	Quarterly in arrears on March 10, June 10, September 10 and December 10 of each year, commencing on September 10, 2024

Day Count / Business Day Convention:	Actual/360; Modified Following, unadjusted

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	723484 AL5 / US723484AL56

Sole Book-Running Manager:	Truist Securities, Inc.

Pinnacle West Capital Corporation has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Pinnacle West Capital Corporation has filed with the SEC for more complete information about Pinnacle West Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Pinnacle West Capital Corporation and the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. toll free at (800) 685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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